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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

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 Please place an X in the box(es) to designate the appropriate rule provision(s)
                         relied upon to file this Form:

          Securities Act Rule 801 (Rights Offering)             [ ]

          Securities Act Rule 802 (Exchange Offer)              [ ]

          Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)   [X]

          Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

          Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

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                                   Olicom A/S
                            (Name of Subject Company)

                                 Not applicable
      (Translation of Subject Company's Name into English (if applicable))

                               Kingdom of Denmark
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                   Olicom A/S
                       (Name of Person(s) Furnishing Form)

                 Common Shares, nominal value DKK 0.25 per share
                     (Title of Class of Subject Securities)

                                   K7514Y 10 7
              (CUSIP Number of Class of Securities (if applicable))

                                  Boje Rinhart
                      President and Chief Executive Officer
                                   Olicom A/S
                                  Nybrovej 110
                               DK-2800 Kgs. Lyngby
                                     Denmark
                                  +45 45 270000
               (Name, Address (including zip code), and Telephone
             Number (including area code) of Person(s) Authorized to
                               Receive Notices and
                  Communications on Behalf of Subject Company)

                                  May 22, 2002
                  (Date Tender Offer/Rights Offering Commenced)


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                  PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

         (a) Press release dated May 22, 2002, Olicom A/S announces offer to purchase all common shares held by holders of 1,000 or fewer shares.

         (b)      Not applicable.

Item 2. Informational Legends

         Not applicable.


        PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

         Not applicable.

                    PART III - CONSENT TO SERVICE OF PROCESS

         Olicom A/S is filing a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

                              PART IV - SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 22, 2002

                                            OLICOM A/S



                                            By:   /s/ Boje Rinhart
                                               --------------------------------
                                                  Boje Rinhart
                                                  President and Chief Executive
                                                  Officer




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FOR IMMEDIATE RELEASE

  OLICOM A/S ANNOUNCES OFFER TO PURCHASE ALL COMMON SHARES HELD BY HOLDERS OF
                   1,000 OR FEWER SHARES FOR US$1.10 IN CASH

                 OFFER DIRECTED AT HOLDERS IN THE UNITED STATES

Lyngby, Denmark -- May 22, 2002 -- Olicom A/S (OTCBB: OLCMF) today announced that it is offering to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash. The offer is to purchase all, but not less than all, shares held by such shareholders. The offer represents a premium of 29% over the closing sale price of Olicom common shares as quoted by the OTC Bulletin Board on May 17, 2002. The last sale price for the shares as quoted by the Copenhagen Stock Exchange on May 17, 2002 was DKK 8.60 (which converts into US$1.06 based on the exchange rate of the Danish Central Bank for converting Danish kroner into US dollars in effect on such date). The offer is not being made to shareholders of Olicom who hold their shares through the Danish Securities Centre or whose shares are deposited outside of the United States. Olicom anticipates that its purchase of common shares pursuant to the offer should not exceed 425,000 shares.

         In announcing the tender offer, Boje Rinhart, President and Chief Executive Officer of Olicom, stated that "Approximately 90% of Olicom's outstanding shares are currently deposited in accounts at the Danish Securities Centre, so as to facilitate their trading on the Copenhagen Stock Exchange, or are deposited elsewhere outside of the United States." Mr. Rinhart continued:
"In view of the primary trading market for Olicom's shares being the Copenhagen Stock Exchange, the relatively small number of shareholders who are resident in the United States and the low volume of trading activity for the shares in the United States, Olicom believes that it is no longer in its best interest to bear the significant expense attendant to maintaining registration of its shares under United States securities laws."

         The purposes of the offer are to enable holders of 1,000 or fewer shares to dispose of such shares without incurring brokerage commissions and to reduce the number of shareholders of Olicom resident in the United States. At such time as the number of holders of common shares resident in the United States decreases to less than 300, Olicom anticipates that it will terminate the registration of its shares under United States securities laws, which in turn will result in the shares ceasing to be quoted on the OTC Bulletin Board. Olicom anticipates maintaining the listing of its shares on the Copenhagen Stock Exchange and will continue to be subject to the reporting obligations of such exchange.

         Olicom's offer is not subject to any financing condition, and the offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, June 19, 2002, unless the offer is extended. The Information Agent for the offer is Mackenzie Partners, Inc.

IMPORTANT INFORMATION

Olicom has commenced an offer to purchase all common shares held by holders of 1,000 or fewer shares for US$1.10 per share in cash, net to the seller in cash, without interest. The offer is


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not being made to shareholders of Olicom who hold their shares through the
Danish Securities Centre or whose shares are deposited outside of the United States. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, June 19, 2002. Olicom may extend the offer, as described in the Offer to Purchase. If the offer is extended, Olicom will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the next business day following the date on which the offer was scheduled to expire. Olicom reserves the right to extend or amend the offer at any time and from time to time, and to terminate the offer at any time. The complete terms and conditions of the offer are contained in the Offer to Purchase included in the offer materials to be filed today by Olicom with the U.S. Securities and Exchange Commission ("SEC"). Investors and security holders may obtain a free copy of the offer materials filed by Olicom with the SEC at the SEC's website at http://www.sec.gov. The offer materials may also be obtained by contacting MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (toll free) or at (212) 929-5500 (collect) or by email to: proxy@mackenziepartners.com.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE REFERRED TO IN THIS PRESS RELEASE, BECAUSE IT CONTAINS IMPORTANT INFORMATION.

FORWARD-LOOKING STATEMENTS

This Press Release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "should", "could" and "may" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to Olicom and are subject to a number of risks, uncertainties and other factors that could cause Olicom's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience. Olicom disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are


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offered seed and venture financing and access to Olicom's established business network and infrastructure. More information about Olicom is available from its SEC filings or by contacting Olicom directly. Information is also available on Olicom's Web site at www.olicom.com.

CONTACTS

Boje Rinhart
President and Chief Executive Officer
Tel: +45 45 270000

MacKenzie Partners Inc.
Lex Flesher
(212) 929-5500
(800) 322-2885

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